QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

[LETTERHEAD]

Media Release
November 27, 2002

Centerpulse to sell its Heart Valve business

        Zurich, November 27, 2002—Centerpulse Ltd. announced today that it has entered into a definitive agreement to sell its Carbomedics and Mitroflow mechanical and tissue heart valve business to Italian medical device company Snia S.p.A. for total consideration of USD 116 million, subject to customary working capital adjustments, and the assignment to Centerpulse of a contractual right to payments of up to USD 28 million from ATS Medical. The purchase price consists of cash consideration of USD 80 million, and a subordinated note with a principal amount of USD 36 million. The sale of Carbomedics and Mitroflow is the third and final step in Centerpulse's plan to divest its cardiovascular interests. On November 18 Centerpulse formally announced the closing of the sale of its vascular businesses, Vascutek Ltd. and IntraTherapeutics, Inc., for total consideration of USD 265 million.

        The sale of Austin-based Carbomedics and the Vancouver-based Mitroflow is expected to close during the first quarter of 2003. Carbomedics is a leading global manufacturer and marketer of mechanical and tissue heart valves and heart valve repair products. Since its founding in 1969, nearly 500,000 Carbomedics heart valves have been implanted in human hearts with no single event of post-operative failure. The company employs staff of 600 and generated sales of approximately CHF 70 million during the first half of 2002.

        Lehman Brothers acted as exclusive financial advisor to Centerpulse and McDermott, Will & Emery is acting as outside legal counsel for Centerpulse.

        Milan-based Snia is a global manufacturer and distributor of medical devices with leading positions in the cardiopulmonary, surgical blood recovery, heart valves and stents, pacemaker and defribrillator markets. The acquisition of Carbomedics by Snia will significantly enhance the Group's US product range, and will increase the company's global sales of medical devices to over USD 750 million per annum.

        Centerpulse announced plans to divest its Cardiac and Vascular Divisions in June of this year. The company is refining its strategic focus to emphasize the core sectors of orthopedic, spine and dental implants.

SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

        This report may contain forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.

Media Inquiries:
Centerpulse Corporate Communications
Beatrice Tschanz	Erwin Schaerer
Mobile +41 (0)79 407 08 78	Mobile +41 (0)79 407 12 25
Phone +41 (0)1 306 96 46	Phone +41 (0)1 306 96 53
Fax +41 (0)1 306 96 51	E-mail: press-relations@centerpulse.com
E-mail: press-relations@centerpulse.com

Investor Relations:
Suha Demokan	Marc Ostermann
Phone +41(0)1 306 98 25	Phone +41 (0)1 306 98 24
Mobile +41 (0)79 430 81 46	E-mail: investor-relations@centerpulse.com
Fax +41(0)1 306 98 31
E-mail: investor-relations@centerpulse.com

Market symbol: CEPN, New York Stock Exchange symbol: CEP)
This news release is available on the internet at: www.centerpulse.com.
The company's 2nd quarter report is available under: www.centerpulse.com "Investors/Financial reports"

QuickLinks

  Exhibit 99.1